What our investors are saying:

“GOOD IDEA.
GREAT EXECUTION.”

-G. Moy

PiggyBack

HELP US GROW AND GROW WITH US!

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INVEST IN PIGGYBACK NETWORK: RIDESHARE FAMTECH CARPOOL

We use AI to help parents meet other parents and schedule shared rides for kids



piggybacknetwork.com Chicago Illinois

INVEST TODAY FOR FUTURE EQUITY IN PIGGYBACK

PiggyBack

WWW.WEFUNDER.COM/PIGGYBACKNETWORK

Invest: For a better today and tomorrow

PiggyBack is what the family carpooling experience SHOULD be:

SAFE | EASY | RELIABLE | FLEXIBLE

PiggyBack

PiggyBack is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If payment is sent directly to PiggyBack, it will not be accepted. No offer to buy securities directly from PiggyBack will be accepted. PiggyBack will receive no part of the purchase price until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.